February 10, 2025

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301

       Re: Cloudastructure, Inc.
           Registration Statement on Form S-1
           Filed February 6, 2025
           File No. 333-284717
Dear James McCormick:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Executive and Director Compensation, page 69

1. Please revise to include executive compensation information for the fiscal year ended
       December 31, 2024. See Item 402 of Regulation S-K. For additional guidance, consider Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.
Principal Stockholders, page 76

2. It appears Streeterville Capital, LLC should be disclosed as a beneficial owner of more than 5% of your Class A common stock. Please revise or advise.
3. We note that your Series 1 Convertible Preferred Stock has voting rights. Please revise the beneficial ownership table to provide the disclosures required by Item
       403 of Regulation S-K for each class of voting securities.
 February 10, 2025
Page 2

Exhibit Index
Exhibit 107, page II-6

4. Footnote 1 to the filing fee table exhibit, filed as Exhibit 107, states that "an indeterminate number of common shares are registered hereunder that may be issued upon conversion of or exchange for any other securities". Please note that Securities
       Act Rule 416 does not apply to shares issuable upon conversion of securities where the conversion is determined by fluctuating market prices. Please revise the registration statement to register a reasonable good-faith estimate of the maximum number of shares necessary to cover conversions of the convertible preferred stock. If the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale. For guidance, consider Question
       213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Vanessa Schoenthaler